SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 1, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release – ANGLOGOLD ASHANTI SIGNS AGREEMENT WITH BEMA GOLD CORPORATION



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

1 June 2006

ANGLOGOLD ASHANTI SIGNS AGREEMENT WITH BEMA GOLD CORPORATION

AngloGold Ashanti is pleased to announce the signing of a Heads of Agreement with Bema Gold Corporation to form a New Company ("Newco") to jointly explore a select group of AngloGold Ashanti's mineral opportunities located in Northern Colombia. Newco's initial work will be focused on the prospective La Mina and El Pino targets.

Under the terms of the agreement, Newco will have the right to earn-in up to a 51% interest on any property that AngloGold Ashanti elects to farm-out within the area of interest, by executing a minimum of 3,000 metres of exploration drilling and by matching prior AngloGold Ashanti exploration expenditure. AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties to the venture and Bema will provide or arrange a minimum $US5 million in exploration funding.

The agreement contemplates that within two years, Newco will be listed on a recognised stock exchange, at which point AngloGold Ashanti will hold 20% of Newco's issued capital.

Commenting on the transaction, Executive Officer: Business Development Richard Duffy said, 'This new relationship with Bema Gold Corporation complements our own dedicated exploration programme in Colombia by ensuring that we optimally fund and explore our extensive land position, partially through this type of partnering strategy, thereby leveraging our first-mover advantage in this highly prospective gold region.'

AngloGold Ashanti has been actively exploring in Colombia since 1999 and has a strong commitment to exploring and developing Colombian mineral resources in an environmentally and socially responsible way.

ends

Queries:

North America	**Tel:**	**E-mail:**
Andrea Maxey	+1 212 750 7999	amaxey@anglogoldashanti.com
	+1 646 549 8992	
South Africa	**Tel:**	**Email:**
Michael Clements	+27 (0) 11 637 6647	mclements@anglogoldashanti.com
	+27 82 339 3890	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 1, 2006, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary